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Yocal helps local businesses compete with the marketing of their corporate & franchised competition

NASHVILLE
OMAHA

yocal.io Omaha NE

Main Street | Software | echnology | App | Saas

LEAD INVESTOR

Coulter Neves

I've known and followed the founders of Yocal since its inception. Their community-first attitude and ability to create innovative technology truly set them apart. The world has plenty of neat technology and creative apps, but it needs technology and apps that have a conscience, a purpose, and a community behind them from the very beginning. Yocal has an amazingly passionate community which, in combination with the experience and drive of the founders, will propel them towards massive success in a short period of time.

Invested $5,000 this round

Highlights

1. 📌 CEO cofounded 3 tech startups with 2 successful exits
2. 🌱 Launched their "movement marketing machine" in 68 cities in just the first year

1. 📌 CEO cofounded 3 tech startups with 2 successful exits
2. 🌱 Launched their "movement marketing machine" in 68 cities in just the first year

3. 📈 Over 30M small businesses in US market and growing
4. 📰 featured 25+ times on 15 different news stations in 7 different cities
5. 💙 Establishing mass trust for micro businesses

Our Team

David Loveland Co-founder

Dave is a 3x co-founder of tech startups, two of which he saw through to exit. The most recent, AirVend, is a Vending Machine technology that is now being used on over 50,000 vending machines across the U.S.

> "Local is the lifeblood of America" isn't just a nice tagline for us. We roadtripped from Sarasota, FL to Seattle, WA EXPERIENCE this 1st-hand. We know and love this space and it's vital to our country and communities.

Robert L. Johnson Co-founder

Sales exec turned entrepreneur. Lead sales that took a brand of checking accounts for community banks from "0" locations to over 3,000 locations by utilizing a co-marketing platform that escalated to the 5th largest branch network in the U.S.

Robert L. Johnson Co-founder

Sales exec turned entrepreneur. Lead sales that took a brand of checking accounts for community banks from "0" locations to over 3,000 locations by utilizing a co-marketing platform that escalated to the 5th largest branch network in the U.S.

Joseph Kenney Chief Marketing Officer

Founded a multi-award-winning digital agency with operations across four states. He has represented reality tv stars and billion-dollar companies but his passion is for small business owners.

Patrick McMillan Fractional CFO

Patrick developed the budget that facilitated a locally owned franchise to increase revenues by 170% and the number of stores by 140% within a three-year time frame.

Rory Fulcher Chief Revenue Officer

*Scaled 1st successful e-com business to over $20 mil in sales & growing **Generated over 50 mil leads for clients at one of the largest data compilation companies in the U.S. ***Co-founder & CRO for 2 successful start-ups in the last 18 months

Pitch



Yocal
Investor Overview

Yocal bands together local businesses so they can compete with the marketing of their corporate & franchises competitors.

Problem

Locally-owned
Independent Businesses
offer a unique experience and incredible products/services, but:

- Need the tools & tactics that the "big guys" have already proven
- Can't afford to waste time & money on anything that doesn't have trackable results
- Lack brand awareness & budget



Y

Solution
WE BRING POWERFUL, PROVEN MARKETING TOOLS & TACTICS INTO A SINGLE PLATFORM IMPLEMENTED AT SCALE ACROSS ENTIRE CITIES



Y

Discovery
Consumers want to support their local gems, but large tech platforms have no incentive to segment by locally-owned, independent.

Loyalty
Yocal implements fully branded Loyalty programs for Brick & Mortar retailers & restaurants to help them leverage their biggest competitive advantage: loyalty.



Referral
Yocal's proprietary network intelligence automates the sharing of high-quality customers between businesses.



Co-marketing
Yocal is not just another "local marketing" App. It's an ecosystem built on top of existing "tribes" of local-minded consumers. And, it's promoted through the largest cooperative marketing campaigns each city has ever seen.



Collective Voice of Local Businesses





U.S. Market Opportunity

Total Addressable Market (TAM)

Active Small businesses w/less than 20 employees that aren't part of a





MARKET SIZE

22 Million Small Businesses in America

that aren't part of a franchise. (Including home-based & solopreneurs)

Serviceable Available Market (SAM) 250,000

Estimated number of active locally-owned, independent businesses that put resources into marketing.

Serviceable Obtainable Market (SOM) 20,000

Targeting 500 paying businesses within our 40 Tier II "model" cities. These are metro areas with optimal characteristics for mass adoption.

FOUNDERS



Dave Loveland
Co-founder & CEO/CTO

- Co-founder of 3x tech startups and 2x exits and 2x local business owner
- Led product & adoption of vending tech being used by 800,000 users & $100M in stored value
- Extensive experience getting innovative tech into the market and implemented w/results

Bobby Johnson
Co-founder & Chief Evangelist

- Proven sales executive turned startup growth guru
- Led sales of a co-marketed community bank product from 0 to 3rd largest branch network in the U.S.
- Took last startup from $0 MRR to 700 clients across 5 states & $100k/MRR

110,449
Local-loving Followers across 80 cities

Key Milestones

- Built, tested, and deployed Yocal v1 in two cities
- Compiled 10,000+ Locally-owned, independent business listings across 80 target Yocal cities
- Built the most succesful, fastest growing "support local" campaign ever
- 27 Local TV appearances in 6 different cities

Timing
IS EVERYTHING

2020 has shown us what we stand to lose by letting small businesses wither.

Consumers (especially gen x and millenials) are not buying their parents' America.

They want uniqueness, character, and companies with a purpose, and they're not going to allow wallstreet-backed corporations & franchises to turn their cities into cookiecutter-ville.

Yocal is a whole new generation of consumers who will seek out community and connection over convenience and cost.

